ASSET PURCHASE AGREEMENT

BY AND AMONG

TAIYUAN LONGWEI ECONOMY & TRADING CO., LTD.

AND

HUAJIE PETROLEUM CO. LTD.

SEPTEMBER 26th , 2012

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this "*Agreement*") dated September 26th , 2012, by and between Taiyuan Longwei Economy & Trading Co., Ltd., (the "*Buyer*") and Huajie Petroleum Co., Ltd. (the "*Seller*"), the holder of 100% of the assets to be acquired (the "*Target Assets*"). The Buyer and the Seller are referred to collectively herein as the "*Parties*." Pursuant to the terms of this Agreement, the Buyer will only purchase the Target Assets (as hereinafter defined) from the Seller, and the Seller represents that it has good and marketable title to all of the Target Assets, free and clear of any Security Interest (as hereinafter defined) or restriction on transfer. This Agreement supersedes any other agreements between the Parties.

Now, therefore, the Parties agree as follows.

1. Definitions.

"*Affiliate*" has the meaning set forth in Rule 12b- 2 of the regulations promulgated under the Securities Exchange Act of 1934.

"*Basis*" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms or could form the basis for any specified consequence.

"*Buyer*" has the meaning set forth in the preface above.

"*Closing*" has the meaning set forth in §2(d) below.

"*Closing Date*" has the meaning set forth in §2(d) below.

"*Disclosure Schedule*" has the meaning set forth in §3 below.

"*Environmental, Health, and Safety Requirements*" shall mean all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now or hereafter in effect.

"*Intellectual Property*" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know- how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f)

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all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

"*Knowledge*" means actual knowledge after reasonable investigation.

"*Liability*" means any liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

"*Ordinary Course of Business*" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

"*Party*" has the meaning set forth in the preface above.

"*Person*" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

"*Purchase Price*" has the meaning set forth in §2(c) below.

"*Security Interest*" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable (c) purchase money liens and liens securing rental payments under capital lease arrangements, and (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money.

"*Seller*" has the meaning set forth in the preface above.

"*Subsidiary*" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

"*Target Assets*" means all right, title, and interest in and to all of the assets of the Seller, the Target Assets, as set forth on Exhibit A, attached hereto.

"*Tax*" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add- on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

"*Tax Return*" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

2. Basic Transaction.

(a) Purchase and Sale of Assets. Pursuant and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell, transfer, convey, and deliver to the Buyer, the Target Assets at the Closing for the consideration specified below in this §2. The Seller has good and marketable title to all of the Target Assets, free and clear of any Security Interest or restriction on transfer.

(b) Assumption of Liabilities. The Seller represents to the Buyer that there are no Liabilities or any other obligations or encumbrances associated with the Target Assets at the Closing. The Buyer will not assume or have any responsibility whatsoever with respect to any obligation or Liability of the Target Assets.

(c) Purchase Price. The Buyer agrees to pay to the Seller an aggregate purchase price (the "*Purchase Price*") of 700 Million Renminbi (RMB 700,000,000) pursuant to the following payment schedule: (i) a cash payment of RMB 550,000,000 (the "Initial Payment"), which the Buyer and Seller acknowledge and confirm has been previously paid in full by the Buyer before September 26, 2012, and which the Seller acknowledges as a prepayment that has been credited by the Seller towards the aggregate Purchase Price of the Target Assets; and (ii) upon the signing of this Agreement, the Buyer shall pay to the Seller a cash payment of RMB 150,000,000 (the "*Final Payment*"). Notwithstanding the foregoing, the Parties each confirm and acknowledge that the Seller will fulfill its obligation for transfer of title and other deliveries of the Target Assets to the Buyer immediately upon the payment of the Final Payment.

(d) The Closing. The closing of the transactions contemplated by this Agreement (the "*Closing*") shall take place at such location as to be mutually agreed upon by the Parties, commencing at 9:00 a.m. local time on the first business day following the satisfaction or waiver of all conditions to the obligations of the Parties to consummate the transactions contemplated hereby (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date as the Parties may mutually determine (the "*Closing Date*");

(e) Deliveries. Upon execution of this Agreement and immediately prior to payment of the Final Payment, pursuant to § 2(c) herein, (i) the Seller will deliver to the Buyer the various certificates, instruments, and documents evidencing the transfer of the Target Assets to the Buyer as well as all closing certificates required to be delivered pursuant to § 7(a) herein; (ii) the Seller will deliver the results of a lien search, subject to the satisfaction of the Buyer, evidencing that the Target Assets are being delivered free of any liens, encumbrances or Security Interests or, in the alternative, deliver an opinion rendered by third party counsel opining (i) that the Target Assets are being delivered free of any liens, encumbrances or Security Interests and (ii) generally, as to the enforceability of this Agreement (iii) the Seller will execute, acknowledge (if appropriate), and deliver to the Buyer (A) assignments in the forms attached hereto as Exhibit B and (B) such other instruments of sale, transfer, conveyance, and assignment as the Buyer and its counsel may request (the "*Asset Transfer*")

3. Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer that the statements contained in this §3 are correct and complete as of the date of this Agreement, except as set forth in the disclosure schedule accompanying this Agreement and initialed by the Parties (the "*Disclosure Schedule*"). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §3.

(a) Organization of the Seller. The Seller is a limited liability company duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization.

(b) Authorization of Transaction. The Seller has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. Without limiting the generality of the foregoing, the board of directors of the Seller has duly authorized the execution, delivery, and performance of this Agreement by the Seller. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable in accordance with its terms and conditions.

(c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Seller is subject or any provision of the charter or bylaws of the Seller or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Seller is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets). The Seller does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in §2 above).

(d) Brokers' Fees. The Seller has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated. The Seller has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

(e) Title to Assets. The Seller has good and marketable title to, or a valid leasehold interest in, all of its assets, located on their premises, or shown on the financial statements or acquired after the date thereof, free and clear of all Security Interests. Without limiting the generality of the foregoing, the Seller has good and marketable title to all of the Target Assets, free and clear of any Security Interest or restriction on transfer.

(f) Subsidiaries. The Seller owns no Subsidiaries involved in the ownership of the Target Assets.

(g) Undisclosed Liabilities. To the best of its knowledge, the Seller has no Liability (and there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any Liability).

(h) Legal Compliance. Each of the Seller, and its predecessors and Affiliates has complied with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder) of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against any of them alleging any failure so to comply.

(i) Tax Matters.

(i) The Seller has filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete in all respects. All Taxes owed by any of the Seller or its affiliates (whether or not shown on any Tax Return) have been paid. The Seller is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Seller does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets or Target Assets of the Seller that arose in connection with any failure (or alleged failure) to pay any Tax.

(ii) The Seller has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(iii) No shareholder or director or officer (or employee responsible for Tax matters) of the Seller expects any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Target either (A) claimed or raised by any authority in writing or (B) as to which any of the shareholders and the directors and officers (and employees responsible for Tax matters) of the Seller has Knowledge based upon personal contact with any agent of such authority.

(iv) The Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(v) Any unpaid Taxes of the Seller (A) do not, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of any financial statements (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Seller in filing its Tax Returns.

(j) Intellectual Property.

(i) The Seller owns or has the right to use pursuant to a license, sublicense, agreement, or permission all Intellectual Property necessary or desirable for the operation of the Target Assets of the Seller as presently conducted and as presently proposed to be conducted. Each item of Intellectual Property owned or used by any of the Seller immediately prior to the Closing hereunder will be owned or available for use by the Buyer on identical terms and conditions immediately subsequent to the Closing hereunder. The Seller has taken all necessary and desirable action to maintain and protect each item of Intellectual Property that it owns or uses.

(ii) The Seller has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of the shareholders and the directors and officers (and employees with responsibility for Intellectual Property matters) of the Seller has ever received any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that any of the Seller must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of any of the shareholders and the directors and officers (and employees with responsibility for Intellectual Property matters) of the Seller, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Seller.

(k) Tangible Assets. All tangible asset owned by the Seller are free from defects (patent and latent), has been maintained in accordance with normal industry practice, are in good operating condition and repair (subject to normal wear and tear), and are suitable for the purposes for which it is proposed to be used.

(l) Contracts. The Seller represents it is not a party to any of the following contracts or other agreements which would impact, relate to or otherwise involve in any way the Target Assets:

(i) any agreement (or group of related agreements) for the lease of personal property to or from any Person;

(ii) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, other than those agreements representing warrant and repair work associated with the Target Assets, copies and transfer of which are provided to the Buyer;

(iii) any agreement concerning a partnership or joint venture;

(iv) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

(v) any agreement concerning confidentiality or noncompetition;

(vi) any profit sharing, stock option, stock purchase, stock appreciation, deferred compensation, severance, or other plan or arrangement for the benefit of its current or former directors, officers, and employees;

(vii) any collective bargaining agreement;

(viii) any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis or providing severance benefits;

(ix) any agreement under which it has advanced or loaned any amount to any of its directors, officers, and employees outside the Ordinary Course of Business; or

(x) any other agreement (or group of related agreements) the performance of which involves consideration in excess of $10,000.

(m) Intentionally Omitted.

(n) Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Seller.

(o) Intentionally Omitted.

(p) Litigation. §3(p) of the Disclosure Schedule sets forth each instance in which the Seller (i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party or, to the Knowledge of the shareholders and the directors and officers (and employees with responsibility for litigation matters) of the Seller, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi- judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in §3(p) of the Disclosure Schedule could result in any adverse change in the business, financial condition, operations, results of operations, or future prospects of the Target Assets. The shareholders and the directors and officers (and employees with responsibility for litigation matters) of the Seller have no reason to believe that any such action, suit, proceeding, hearing, or investigation may be brought or threatened against any of the Target Assets.

(q) Employees. The Seller has no employees nor is a party to or bound by any collective bargaining agreement, nor has it experienced any strikes, grievances, claims of unfair labor practices, or other collective bargaining disputes. The Seller has not committed any unfair labor practice. None of the shareholders and the directors and officers (and employees with responsibility for employment matters) of the Seller has any Knowledge of any organizational effort presently being made or threatened by or on behalf of any labor union with respect to employees of the Seller.

(r) Employee Benefits. The Seller does not maintain or contribute to any employee benefit plan.

(s) Guaranties. The Seller is not a guarantor or otherwise is liable for any Liability or obligation (including indebtedness) of any other Person.

(t) Disclosure. The representations and warranties contained in this §3 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this §3 not misleading.

4. Additional Representations and Warranties of the Seller. (a) The Seller owns 100% of the Target Assets free and clear of all any and all liens, claims, encumbrances, preemptive rights, right of first refusal, Security Interests and adverse interests of any kind.

(b)   The Seller has the requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and otherwise to carry out the Seller's obligations hereunder. No consent, approval or agreement of any individual or entity is required to be obtained by the Seller in connection with the execution and performance by the Seller of this Agreement or the execution and performance by the Seller of any agreements, instruments or other obligations entered into in connection with this Agreement.

(c)   There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the Seller's knowledge, threatened against the Seller or any of the Seller's properties including the Target Assets. There is no judgment, decree or order against the Seller that could prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

(d)   There are no material claims, actions, suits, proceedings, inquiries, labor disputes or investigations pending or, to the Seller's knowledge, threatened against the Seller or any of its assets, at law or in equity or by or before any governmental entity or in arbitration or mediation. No bankruptcy, receivership or debtor relief proceedings are pending or, to the Seller's knowledge, threatened against the Seller.

The Seller is aware of the Target Assets business value and financial condition and has reached an informed and knowledgeable decision to sell 100% of the Target Assets as described herein.

5. Additional Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller that the statements contained in this §5 are correct and complete as of the date of this Agreement, except as set forth in the Disclosure Schedule. The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §5.

(a) Organization of the Buyer. The Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

(b) Authorization of Transaction. The Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions.

(c) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Buyer is a party or by which it is bound or to which any of its assets is subject. The Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in §2 above).

(d) Litigation. There are no legal proceedings pending or, to the knowledge of the Buyer, threatened that are reasonably likely to prohibit or restrain the ability of the Buyer to enter into this Agreement or consummate the transactions contemplated hereby.

(e) Brokers' Fees. The Buyer has no Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Target could become liable or obligated.

6. Pre-Closing Covenants. The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

(a) General. Each of the Parties will use its best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in §7 below).

(b) Notices and Consents. The Seller will give any notices to third parties, and the Seller will use its best efforts to obtain any third party consents, that the Buyer may request in connection with the matters referred to in §3(c) above. Each of the Parties will give any notices to, make any filings with, and use its best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in §3(c) and §5(c) above.

(c) Non-Disclosure. Management of the Seller shall execute Non-Disclosure and Confidentiality Agreements prior to payment of the Final Payment by the Buyer.

7. Conditions to Obligation to Close.

(a) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) the representations and warranties set forth in §3 and §4 above shall be true and correct in all material respects at and as of the Date of this Agreement;

(ii) the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii) the Seller shall have procured all of the third party consents specified in §6(b) above;

(iv) no action, suit, or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any Chinese local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) affect adversely the right of the Buyer to own the Target Assets;

(v) the Seller shall have delivered to the Buyer a certificate to the effect that each of the conditions specified above in §7(a)(i)-(iv) is satisfied in all respects; and

(vi) all actions to be taken by the Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be satisfactory in form and substance to the Buyer.

The Buyer may waive any condition specified in this §7(a) if it executes a writing so stating at or before the Closing.

(b) Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(i) the representations and warranties set forth in §5 above shall be true and correct in all material respects at and as of the date of this Agreement;

(ii) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(iii) no action, suit, or proceeding shall be pending before any court or quasi- judicial or administrative agency of any Chinese, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(iv) the Buyer shall have delivered to the Seller a certificate to the effect that each of the conditions specified above in §7(b)(i)-(iii) is satisfied in all respects;

(v) all actions to be taken by the Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Seller.

The Seller may waive any condition specified in this §7(b) if it executes a writing so stating at or before the Closing.

8. Miscellaneous.

(a) Survival of Representations and Warranties. All of the representations and warranties of the Parties contained in this Agreement shall survive the Closing hereunder.

(b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

(c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

(e) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

(f) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

(g) Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

(h) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

If to the Seller:

Huajie Petroleum Co., Ltd.
Room 1104, the 11th Floor, Unit 1,
Hengyun Commercial Building, 391 Xuefu Street,
Taiyuan, Shanxi Province, China

If to the Buyer:

Taiyuan Longwei Economy & Trading Co., Ltd.
No. 30 Dajingyu Street, Xiaojingyu Xiang
Wan Bailin District, Taiyuan City
Shanxi Province, P.R.C. 030024
Attention: Cai Yongjun

Copy to:
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, New York 10006
Attention: Darrin M. Ocasio, Esq.

Shanxi Pugao Law Firm
Room 11, Floor 11
Shanxi World Trading Building B, NO. 111 Changzhi Road, Taiyuan City
Shanxi Province, P.R.C 030006
Attention: Du Quan   13753129716

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the Chinese laws.

(j) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

(k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

(l) Expenses. Each of the Buyer and the Seller will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. The Seller agrees that it has not paid any amount to any third party, and will not pay any amount to any third party until after the Closing, with respect to any of the costs and expenses of the Seller, as the case may be (including any of their legal fees and expenses) in connection with this Agreement or any of the transactions contemplated hereby.

(m) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein unless the Disclosure Schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

(n) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

(o) Specific Performance. Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in §9(p) below), in addition to any other remedy to which it may be entitled, at law or in equity.

(p) Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of competent court in the Buyer's location.

(p) Bulk Transfer Laws. The Buyer acknowledges that the Seller will not comply with the provisions of any bulk transfer laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

*****

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement on the date first above written.

TAIYUAN LONGWEI ECONOMY & TRADING CO., LTD. ("Buyer")



By: Yongjun Cai
Title: CEO   (SEAL)

HUAJIE PETROLEUM CO., LTD ("Seller")



By: Qi Li
Title: President   (SEAL)

SCHEDULE A - ASSETS

ASSET SUMMARY

NO	Account name	Purchase Price (RMB)	
5-1	**Total of Buildings & Infrastructure**	¥	**259,743,309.57**
5-1-1	Fixed Assets - Buildings	¥	3,510,289.57
5-1-2	Fixed Assets - Structures & Auxiliary Assets	¥	245,353,921.90
5-1-3	Fixed Assets - Pipes & Groove	¥	10,879,098.10
5-2	**Total of Machinary & Equipment**	¥	**303,193,239.16**
5-2-1	Fixed Assets - Machinery & Equipment	¥	303,193,239.16
6-1	**Total of Land Use Rights**	¥	**137,063,451.26**
6-1	Land Use Rights	¥	137,063,451.26
	TOTAL ASSETS	¥	**700,000,000.00**

FIXED ASSETS - BUILDINGS (5_1_1)

NO.	Name of Building	Structure	Building Area(m^2)	Purchase Price
1	Office Building	Masonry-concrete	580.00	¥1,479,167.17
2	Switchgear Room and Pump Room	Masonry-concrete	320.00	¥ 524,630.72
3	Fire Control room and Pump room	Masonry-concrete	200.00	¥ 400,759.58
4	Boiler Room	Masonry-concrete	260.00	¥ 592,031.19
5	Store Room	Masonry-concrete	300.00	¥ 464,516.78
6	Guard Room	Masonry-concrete	30.00	¥ 49,184.13
Total			1,690.00	¥3,510,289.57

FIXED ASSETS - STRUCTURES & AUXILIARY ASSETS (5_1_2)

NO.	Name of Building	Length (m)	Building Area(㎡)	Purchase Price
1	Sewage disposal Area		50.00	¥ 91,810.38
2	Fire-fighting Water Tower			¥ 159,484.10
3	Fire-fighting Pool		0.00	¥ 287,185.46
4	Six Carports Oil Shed		1,800.00	¥ 18,240,107.16
5	Special Railways	9000.00		¥ 110,664,292.34
6	Multiline Length of Loading and Uploading Tank	3600.00		¥ 41,521,760.21
7	Railway Lead Wire	2917.00		¥ 33,371,760.05
8	Concrete Trestle	1444.00		¥ 13,705,977.54
9	Firewall of Irrigation Area	1600.00		¥ 707,561.17
10	Hardening of the Land in Irrigation Area		9,866.00	¥ 1,593,479.52
11	Fire-fighting Road in Reservoir Region		7,800.00	¥ 2,023,279.79
12	Road in the Plant		8,555.00	¥ 2,066,941.49
13	Hardening of the Ground		12,500.00	¥ 2,633,335.57
14	Enclosure Wall		4,350.00	¥ 750,705.14
15	Rubble Stone Cob Wall		8,650.00	¥ 928,458.31
16	Slope Protection	3540.00		¥ 625,156.18
17	Plant Earth Excavation		86,000.00	¥ 2,226,229.04
18	Plant Earth Filling		49,000.00	¥ 1,409,369.80
19	Oily Sewage Balance Tank		0.00	¥ 148,242.69
20	Water Tower			¥ 409,091.16
21	Lengthening of Railway Tunnel	26.00		¥ 3,434,260.30
22	Railway Trestle	720.00		¥ 6,961,539.01
23	Water Closet		18.00	¥ 39,174.73
24	Gate		0.00	¥ 137,542.99
25	Electronic Gate		0.00	¥ 169,383.24
26	Operating Platform Ladder Stand	2950.00		¥ 369,312.41
27	Separation Tank		0.00	¥ 27,871.01
28	Septic Tank		0.00	¥ 30,028.21
29	Domestic Sewage Regulating Reservoir		0.00	¥ 34,342.60
30	Oily Sewage Regulating Reservoir		0.00	¥ 336,695.57
31	Water Meter Chamber			¥ 14,237.51
32	Valve Well			¥ 36,327.23
33	Water-sealed Well			¥ 22,693.73
34	Inspection Well			¥ 139,786.47
35	Valve Well Outside Fire-fighting Room			¥ 36,499.80
	Total		188,589.00	¥ 245,353,921.90

FIXED ASSETS - PIPES & GROOVE (5_1_3)

NO.	Name	Model	Purchase Price
1	Drainage Ditch		¥ 53,671.10
2	Oily Sewage Pipeline	DN250	¥ 212,009.49
3	Domestic Sewage Pipeline	DN250	¥ 74,207.63
4	Water Supply and Drainage Pipeline in the Plant	DN15-DN50	¥ 402,792.14
5	Fire-fighting Pipeline	DN35-DN80	¥ 688,232.67
6	Outdoor Heating Pipeline	DN30-DN70	¥ 377,768.63
7	Process Pipeline	DN25-DN200	¥ 9,070,416.44
Total			¥ 10,879,098.10

FIXED ASSETS - MACHINARY & EQUIPMENT (5_2_1)

NO.	Machinary Name	Model	Quantity	Unit	Purchase Price
1	Diesel Oil inside Floating Roof Tanks	15000㎡	4	Piece	¥ 64,850,186.13
2	Gasoline Inside Floating Roof Tanks	15000㎡	4	Piece	¥ 65,578,839.90
3	Diesel Oil Dome Roof Tanks	6000㎡	4	Piece	¥ 61,935,571.02
4	Underground Haulback Tank	5000㎡	4	Piece	¥ 46,087,351.38
5	Foam Liquid Tanks	2000㎡	1	Piece	¥ 6,337,466.22
6	GY-Type Pipeline Oil Pump	650	12	Set	¥ 461,122.79
7	GY-Type Pipeline Oil Pump	650	13	Set	¥ 416,789.96
8	Sliding-Vane Pipeline Pump		4	Set	¥ 154,628.00
9	Fire-Fighting Centrifugal Water Pump	BC30-100	4	Set	¥ 26,384.94
10	Boiler Hot-water Centrifugal Pump		4	Set	¥ 21,169.31
11	Deep Well Water Pump		1	Set	¥ 10,584.65
12	Unloading Oil Crane Control System		1	Suit	¥ 10,701,977.71
13	Deliver Oil Crane Control System		1	Suit	¥ 10,701,977.71
14	Oil Valve		29	Piece	¥ 40,037.61
15	Check Valves		11	Piece	¥ 14,342.97
16	Safety Valves		13	Piece	¥ 25,924.73
17	Stop Valves		26	Piece	¥ 37,890.00
18	One-Way Valves		6	Piece	¥ 7,363.24
19	Blow-Down Valves		12	Piece	¥ 23,010.12
20	Deliver Oil Ball Valves		12	Piece	¥ 28,532.55
21	Butterfly Valves in Highway unloading area		22	Piece	¥ 45,560.04
22	Fire -Fighting Butterfly Valves		22	Piece	¥ 11,811.86
23	Fire-Fighting Sluice		39	Piece	¥ 41,878.42
24	Fire Sprinkler Sluice		48	Piece	¥ 36,816.19
25	Fire Foam Sluice		34	Piece	¥ 26,078.14
26	Fire Water the Liquid Gate		6	Piece	¥ 8,283.64
27	Release Gate Fire Fighting Foam		6	Piece	¥ 5,522.43
28	Engine Pump Circulating Water Gate		4	Piece	¥ 5,522.43
29	Reversing Check Valves of Boiler		8	Piece	¥ 18,408.10
30	Boiler Sluice		6	Piece	¥ 4,141.82
31	Fire Barrier		8	Set	¥ 5,522.43

32	Generator Fire Protection Cap		2	Piece	¥	1,380.61
33	Haulback Tank Flame Arrester		12	Set	¥	8,283.64
34	Fire Protection Cap of Engine Pump		12	Piece	¥	8,283.64
35	Breather Valve of Haulback Tank		4	Set	¥	21,169.31
36	Breather Valve of Oil Tank		8	Set	¥	40,497.81
37	Roots Flowmeter		6	Piece	¥	44,639.63
38	Deliver Oil Filtrator		12	Set	¥	11,965.26
39	Fire Water Filtrator		11	Set	¥	7,593.34
40	Fire Foam Filtrator		14	Set	¥	9,664.25
41	Oil Distribution Electro-Hydraulic Valve		3	Piece	¥	27,612.14
42	Oil Tank Foam Generator		4	Set	¥	4,908.83
43	Combustibic Gas Control and Test Units		2	Suit	¥	79,308.21
44	Electrical Distribution Facilities Intelligent Controller		2	Set	¥	121,953.63
45	Deliver Oil Pump fixed Circuit Breaker		13	Set	¥	4,985.53
46	Oil Distribution		3	Set	¥	690.30
47	Temperature Transmitter		2	Set	¥	2,147.61
48	Quantitative Controller (Quantity Lower Position Machine)		3	Set	¥	11,735.16
49	Oil Spill ESD Protection Devices		2	Suit	¥	192,518.00
50	Unloading Oil Pump Motor		6	Set	¥	63,047.73
51	Deliver Oil Pump Motor		6	Set	¥	62,127.32
52	Axial Fan Motor		2	Set	¥	4,448.62
53	Boiler Circulating Pump Motor		2	Set	¥	8,590.44
54	Level Monitor		1	Suit	¥	1,459,992.07
55	Active/Reactive power meter		6	Piece	¥	20,709.11
56	Fire Engine Pump Diesel Engine		6	Set	¥	633,698.68
57	Generator Diesel Engine In Unloading District		1	Set	¥	389,561.32
58	Generator Diesel Engine In Deliver Oil District		1	Set	¥	389,254.52
59	Generating Set in Uploading Area		1	Set	¥	306,341.39
60	Generating Set in Oil Feeding Area		1	Set	¥	307,031.69
61	Dip Hatch		12	Piece	¥	11,044.86
62	Bubble Pipe Line Shock Absorbing Metal Hose		940	Meter	¥	793,082.11
63	Oil Tank Shock Absorbing Metal Hose		1	Suit	¥	4,832.13
64	Drowned Pump Self Decompressor Starting Set		2	Suit	¥	691,990.99
65	Distribution Box		6	Set	¥	40,037.61
66	Anti-explosion Lamp		12	Piece	¥	15,646.88

67	Anti-explosion Switch		12	Piece	¥	5,522.43
68	Street Lamp		31	Piece	¥	28,532.55
69	Uploading Pump Room and Operating in Oil Feeding Area		23	Piece	¥	112,902.99
70	Engine and Engine Pump Battery		9	Piece	¥	6,212.73
71	Water Heater	CLSX-1600	1	Set	¥	285,229.60
72	Separate Cylinder		1	Suit	¥	5,829.23
73	Thermometer		1	Piece	¥	536.90
74	Iron Head Thermometer		1	Piece	¥	460.20
75	Human Body Discharge Device		4	Suit	¥	2,761.21
76	Outdoor Fire Warning Device		4	Suit	¥	11,965.26
77	Fire-fighting Pipe		4	Suit	¥	33,441.37
78	Triangle Car Stop		4		¥	7,976.84
79	Railway Turnout		2	Set	¥	140,208.33
80	Security Iron Shoes		8	Pair	¥	7,363.24
81	Trestle Ladder Stand		22	Suit	¥	23,623.72
82	Engine Pump Exhaust Pipe		2	Suit	¥	1,380.61
83	Axial Fan Ventilator		2	Set	¥	2,607.81
84	35 kg Dry Powder Cart		10	Set	¥	8,437.04
85	8 kg Portable Dry Powder Machine		21	Set	¥	14,496.38
86	3 kg C02 Extinguisher		33	Set	¥	20,248.90
87	Asbestos Quilts		32	Piece	¥	9,817.65
88	Fire-fighting Shovel		25	Piece	¥	1,917.51
89	Water Bag		25	Piece	¥	3,835.02
90	Water Switching and Shutting / Foam Applicator		10	Piece	¥	2,301.01
91	Foam Liquid		5	Barrel	¥	4,985.53
92	underground Water Bolt		3	Set	¥	19,788.70
93	Fire-fighting Storage Compartment(Trestle)		6	Piece	¥	37,276.39
94	Fire-fighting Storage Compartment(Haul back)		6	Piece	¥	33,594.77
95	Asbestos Quilts Box(Pump Room)		2	Piece	¥	4,602.02
96	Asbestos Quilts Box(Tank Area)		12	Piece	¥	27,612.14
97	Asbestos Quilts Box(Oil Feeding Area)		6	Piece	¥	13,806.07
98	Trestle Oil Pipeline		6414	Km	¥	983,912.70
99	Uploading Springboard System		1	Suit	¥	312,578.09
100	Tanker Unloading Oil Tubes System		1	Suit	¥	425,902.93
101	Tanker Loading Oil Tubes	YHG-80/04PLA	7	Suit	¥	1,916,742.93

102	Propeller Fan	FBT35-11	2	Set	¥	48,177.44
103	Oily Sewage Treating Equipment	CT-5	1	Suit	¥	2,705,990.03
104	Diesel Engine Fire-fighting Pumping Set	XBD12/40	4	Set	¥	9,853,239.87
105	Distribution Line in Oil Area		1	Suit	¥	1,793,926.42
106	Tower Independent Lightning Rod	YSW3-12.7/42W	2	Block	¥	547,640.84
107	Low Voltage Switch Box	MBS-82	11	Set	¥	2,834,846.69
108	Oil Transformer	S10-M-250/100/0.4	1	Set	¥	397,308.06
109	High Tension Switch Cabinet	XGN15-12/S630A	5	Set	¥	997,105.17
110	Power Distributing Cabinet Water Tower Lighting Rod	BGML-02	1	Suit	¥	215,834.92
111	Automatic control Equipment	Dispensing Tank	1	Suit	¥	2,373,110.30
112	Telecommunication Equipment		1	Suit	¥	3,436,177.81
Total					¥	303,193,239.16

LAND USE RIGHTS

NO.	Land Right Certificate NO	Land Location	Usage	Expiration Date	Type of Use Rights	Area(m²)	Purchase Price
1	FanGuo Use(2010 Change) NO.010308	South to the Jingyuan railway Xingyuan Village Xingyuan Town	Transportation	Aug, 2057	Transferred	4,866	¥8,672,795.82
2	FanGuo Use(2010 Change) NO.003001	South to the Railway Station Xingyuan Village Xingyuan Town	Commercial Services	Nov, 2047	Transferred	39,884	¥106,495,568.20
3	FanGuo Use(2010 Change) NO.0155	South to the Railway Station Xingyuan Village Xingyuan Town	The city land using for commercial services (stor depot)	Oct, 2055	Transferred	8,200	¥21,895,087.23
Total						52,950	¥137,063,451.26